CERTIFICATE OF AUTHOR

Lydell Melnyk, P. Eng.

251 Mountain Park Drive SE

Calgary, AB, Canada

Tel: (403) 298-5479

lee.melnyk@amec.com

I, Lydell Melnyk, P. Eng., am a Senior Mine Engineer for AMEC Americas Limited (“AMEC”), located at 900 AMEC Place, 801 – 6th Ave SW, Calgary, AB, Canada.  I have been employed by AMEC since January, 2005.

I graduated from the University of Alberta with a Bachelor of Science degree in Mining Engineer in 1989.  I have the status of ‘Professional Engineer’ (P.Eng.) with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) with membership number M49796.

Since 1989 I have continually been involved in mine design, planning, and scheduling for gold mines in Kyrgyzstan, Suriname, and Ghana and also for oil sands, lead/zinc, and coal mines in Canada.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.  I have engineering experience in various types of open pit mines of a similar size and scale related to the Bisha deposit type.

I have visited the Bisha Property between March 3rd and 12th, 2005.  I am responsible for the preparation of all or portions of sections 1, 17.11, 18, 20 and 21 of the Technical Report entitled “43-101 Technical Report on Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” with an effective date of October 5, 2006, relating to the Bisha Property.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I am independent of Nevsun Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.  I have no prior involvement with the Property that is the subject of this report.  I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other Canadian regulatory authorities and publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Calgary, Alberta, Canada, this 15th day of November, 2006.

“Signed and sealed”

Lydell Melnyk, P.Eng.

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057	www.amec.com